SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C.  20549

FORM 11-K

[ X ]	ANNUAL REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES EXCHANGE ACT OF 1934
FOR THE FISCAL YEAR ENDED DECEMBER 31, 2013

OR

[  ]           TRANSITION REPORT PURSUANT TO SECTION 15(D) OF THE SECURITIES
EXCHANGE ACT OF 1934
FOR THE TRANSITION PERIOD FROM __________ to __________

COMMISSION FILE NUMBER:  1-13163

A.	FULL TITLE OF THE PLAN AND THE ADDRESS OF THE PLAN, IF DIFFERENT FROM THAT OF THE ISSUER
NAMED BELOW:

YUM! BRANDS 401(K) PLAN

B.	NAME OF ISSUER OF THE SECURITIES HELD PURSUANT TO THE PLAN AND THE
ADDRESS OF ITS PRINCIPAL EXECUTIVE OFFICE:

YUM! BRANDS, INC.
1441 GARDINER LANE
LOUISVILLE, KENTUCKY  40213

YUM! BRANDS 401(k) PLAN

Financial Statements and Supplemental Schedule

December 31, 2013 and 2012

(With Report of Independent Registered Public Accounting Firm Thereon)

YUM! BRANDS 401(k) PLAN

Report of Independent Registered Public Accounting Firm

Plan Administrator and Participants of the YUM! Brands 401(k) Plan:

We have audited the accompanying statements of net assets available for benefits of the YUM! Brands 401(k) Plan (the Plan) as of December 31, 2013 and 2012, and the related statement of changes in net assets available for benefits for the years then ended. These financial statements are the responsibility of the Plan’s management. Our responsibility is to express an opinion on these financial statements based on our audits.

We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. The Plan is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. Our audit included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan’s internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan as of December 31, 2013 and 2012, and the changes in net assets available for benefits for the years then ended in conformity with accounting principles generally accepted in the United States of America.

Our audits were performed for the purpose of forming an opinion on the basic financial statements as a whole. The supplemental schedule H, line 4i - schedule of assets (held at end of year) is presented for the purpose of additional analysis and is not a required part of the financial statements but is supplementary information required by the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. The supplemental schedule is the responsibility of the Plan’s management. The supplemental schedule has been subjected to the auditing procedures applied in the audits of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

/s/ KPMG LLP
Louisville, Kentucky
June 30, 2014

YUM! BRANDS 401(k) PLAN
Statements of Net Assets Available for Benefits
December 31, 2013 and 2012
(In thousands)

	2013	2012
Assets:
Investments:
Investments, at fair value:
YUM! Stock	$229,345	$239,208
Common/commingled trusts	383,677	323,807
Self-directed brokerage	8,211	7,043
Total investments	621,233	570,058
Receivables:
Participant loans	10,072	11,033
Interest and dividends	52	66
Due from broker for sale of investments	641	—
Total receivables	10,765	11,099
Total assets	631,998	581,157
Liabilities:
Accrued fees and other liabilities	(262)	(399)
Total liabilities	(262)	(399)
Net assets available for benefits at fair value	$631,736	$580,758
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	(589)	(1,838)
Net assets available for benefits	$631,147	$578,920

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Statements of Changes in Net Assets Available for Benefits
Years ended December 31, 2013 and 2012
(In thousands)

	2013	2012
Investment income:
Net appreciation (depreciation) in fair value of investments:
YUM! Stock	$30,121	$29,891
Common/commingled trusts	66,182	36,077
Self-directed brokerage	1,051	540
Interest	416	479
Dividends	4,615	4,548
	102,385	71,535
Less investment expenses	(658)	(789)
Net investment income	101,727	70,746
Contributions:
Participant	21,752	23,048
Employer	12,217	13,200
Total contributions	33,969	36,248
Deductions from net assets attributed to:
Benefits paid to participants	(83,469)	(77,550)
Net increase in net assets	52,227	29,444
Net assets available for benefits:
Beginning of period	578,920	549,476
End of period	$631,147	$578,920

See accompanying notes to financial statements.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012
(Tabular amounts in thousands)

(1)	Summary Plan Description

The following description of the YUM! Brands 401(k) Plan (the Plan) provides only general information. Participants should refer to the Plan document for a more complete description of the Plan’s provisions.

(a)	General

YUM! Brands, Inc. (the Company) adopted the Plan effective October 7, 1997. Any employee within a group or class so designated by the Plan document is eligible to participate in the Plan. The Plan is subject to the provisions of the Employee Retirement Income Security Act, as amended (ERISA).

The investments of the Plan are maintained in a trust (the Trust) by State Street Bank and Trust Company (the Trustee) who has been appointed as Trustee by the Plan.  The Trustee is responsible for the management and control of the Plan’s assets. ING Institutional Plan Services, LLC serves as the recordkeeper for the Plan.

On October 1, 2001, the Plan was amended to adopt a safe harbor matching contribution, in accordance with Internal Revenue Code (IRC) section 401(k)(12)(B).

(b)	Contributions

Each participant in the Plan may elect to contribute up to 75% of eligible earnings, as defined in the Plan document. The maximum pre-tax annual contribution allowed for calendar years 2013 and 2012 was $17,500 and $17,000, respectively.

Eligible participants receive a matching contribution from the Company that is equal to 100% of such salary deferral contribution that does not exceed 6% of the participant’s eligible pay. Participants direct the investment of contributions into various investment options offered by the Plan.   The Company may also make discretionary contributions to the Plan. No discretionary contributions were made by the Company during 2013 or 2012.

The Plan allows eligible participants to make additional tax-deferred contributions. Participants eligible to make additional tax-deferred contributions must be 50 years or older by the end of the calendar year in which they want to make the additional tax-deferred contribution. These contributions are made in the same manner as salary deferral contributions and are deposited in the participant’s salary deferral account. These contributions are not subject to the eligible earnings limitation as defined by the Plan. Thus, a participant can contribute more than their eligible earnings of pay to the extent needed to make an additional tax-deferred contribution. The 2013 and 2012 annual ERISA limits on these contributions were $5,500.  Additional tax-deferred contributions are not eligible for Company matching contributions.

(c)	Investment Options

YUM! Stock Fund

This fund pools participants’ contributions to buy shares of the Company’s Common Stock. The fund also holds short-term investments to provide the fund with liquidity to make distributions. The fund is paid cash dividends from its investments in the Company's Common Stock, which are used to purchase additional shares of the Company’s Common Stock.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012
(Tabular amounts in thousands)

Stable Value Fund

The Stable Value Fund invests in a diversified portfolio of stable value contracts issued by insurance companies, banks and other financial institutions. The Stable Value Fund utilizes high-quality fixed income securities wrapped by a contract issued by an insurance company, bank or other financial institution.

Large Company Index Fund

The Fund invests in all 500 stocks in the S&P 500 Index in proportion to their weighting in the S&P 500 Index. The Fund may also hold futures contracts (an agreement to buy or sell a specific security by a specific date at an agreed upon price).

Bond Market Index Fund

The Fund invests primarily in government, corporate, mortgage-backed and asset-backed securities. The Fund invests in a well-diversified portfolio that is representative of the broad domestic bond market.

Mid-sized Company Index Fund

The Fund invests in all 400 stocks in the S&P MidCap 400 Index (MidCap Index) in proportion to their weighting in the MidCap Index. The Fund may also hold futures contracts.

Small Company Index Fund

The Fund attempts to invest in all 2,000 stocks in the Russell 2000 Index (Russell Index) in proportion to their weighting in the Russell Index.  The Fund may also hold futures contracts.

International Index Fund

The Fund typically invests in all the stocks in the Morgan Stanley Capital International Europe, Australasia, and Far East Index (International Index) in proportion to their weighting in the International Index.

YUM! Retirement Date Funds

The Funds invest in a diversified selection of investments with the asset mix for each fund designed to provide an appropriate combination of risk and growth potential based on an expected retirement date. The Funds investments may include U.S. large cap stocks, U.S. small and mid cap stocks, international stocks, global REITS, intermediate bonds, inflation-protected securities and high quality short duration bonds.

All investments, with the exception of the YUM! Stock Fund and self-directed brokerage accounts, are classified as common/commingled trusts.

(d)	Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contribution and (b) Plan earnings, and charged with an allocation of administrative expenses.  Allocations of Plan earnings and administrative expenses are based on participant earnings or account balances, as defined.  The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012
(Tabular amounts in thousands)

(e)	Participant Loans

The Plan has a loan program for participants. The maximum amount a participant may borrow, when aggregated with all other outstanding loans of the participant, is the lesser of: a) 50% of the participant’s vested interest under the Plan; b) $50,000 reduced by the excess of the highest outstanding loan balance during the preceding one-year period ending on the day prior to the date the loan was made, over the outstanding balance of loans on the date the loan was made; c) 100% of the value of the participant’s investment in certain funds; or d) the maximum loan amount that can be amortized by the participant’s net pay. Loans are generally outstanding for up to four years. The fixed interest rate for loans is based on the prime rate as of the last day of the month before the loan request plus 1%. A participant may have up to two loans outstanding from the Plan at any time. A one-time loan origination fee is charged to those participants who obtain a loan. Interest on loans is allocated to each of the funds based upon the participant’s investment election percentages. For each month or part thereof the loan remains outstanding, the borrowing participant may be assessed a monthly administration fee. Generally, any loans outstanding shall become immediately due and payable in full if the participant’s employment is terminated. Principal and interest is paid ratably through monthly payroll deductions.

As required by Section 526 of the Soldiers’ and Sailors’ Civil Relief Act of 1940, as amended, no interest rate shall be more than 6% for the loan of any participant during the period that the participant is serving in the United States military. This limit includes traditional interest and any other service charge or other fee with respect to the loan.

The loans are secured by the balance in the participant’s account.  Outstanding loans bear interest at 4.25% with maturity dates ranging from 2014 to 2018 as of December 31, 2013.

(f)	Vesting

Participants are fully vested in the entire value of their accounts upon contribution, including the Company matching contribution.

(g)	Payment of Benefits

Distributions under the Plan are made upon a participant’s death, disability, retirement, hardship or termination of employment. Benefit payments are made in the form of a lump sum cash amount or in kind distribution.  An in kind distribution is limited to the Participant’s interest in the Company’s Common Stock and certain securities held in the Self-directed Brokerage funds.

(h)	Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to terminate the Plan, subject to the provisions of ERISA and the IRC.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012
(Tabular amounts in thousands)

(2)	Summary of Accounting Policies

(a)	Basis of Accounting

The financial statements of the Plan are prepared under the accrual method of accounting. Investment contracts held by a defined-contribution plan are required to be reported at fair value. However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined-contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the plan. The Statement of Net Assets Available for Benefits presents the fair value of the investment contracts as well as the adjustment of the fully benefit-responsive investment contracts from fair value to contract value. The Statement of Changes in Net Assets Available for Benefits is prepared on a contract value basis.

(b)	Use of Estimates

The preparation of financial statements in conformity with U.S. generally accepted accounting principles requires management to make estimates and assumptions that affect the reported amounts of assets and liabilities and changes in net assets available for benefits, and disclosure of contingent assets and liabilities. Actual results could differ from those estimates.

(c)	Investment Valuation and Income Recognition

Investment Valuation

Cash and cash equivalents are recorded at cost, which approximates fair value.  Investments are presented at fair value.  Fair value is the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date. The Plan's Investment Committee determines the Plan's valuation policy utilizing information provided by the investment advisers, including the appointment of investment managers, and the monitoring of the performance of the Plan's investment funds.  See Note 4 for discussion of fair value measurements.

The Stable Value Fund invests in a variety of investment contracts such as traditional guaranteed investment contracts issued by insurance companies and other financial institutions and other investment products with similar characteristics.  Investment contracts held by a defined contribution plan are required to be reported at fair value.  However, contract value is the relevant measurement attribute for that portion of the net assets available for benefits of a defined contribution plan attributable to fully benefit-responsive investment contracts because contract value is the amount participants would receive if they were to initiate permitted transactions under the terms of the Plan. The table below reflects 1) the average yield representing the annualized earnings of all investments in the Stable Value Fund divided by the year-end fair value of all investments in the Stable Value Fund and 2) the average yield earned representing the annualized earnings credited to participants in the Stable Value Fund (the crediting rate) as of the last day of the year, divided by the year-end fair value of all investments in the Stable Value Fund for the years ended December 31, 2013 and 2012. The contracts' interest crediting rates are typically reset on a monthly or quarterly basis according to each contract. Over time, the crediting rate amortizes the Trust's realized and unrealized market value gains and losses over the duration of the underlying investments.

Stable Value Fund	2013	2012
Average yield based on actual earnings	1.26%	0.88%
Average yield based on interest rate credited to participants	1.45%	1.82%

Contract value, as reported to the Plan by the Trustee, represents contributions made under the contract, plus earnings based on a crediting interest rate, less benefits paid and expenses charged. Participants may ordinarily direct the withdrawal or transfer of all or a portion of their investment at contract value.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012
(Tabular amounts in thousands)

There are no reserves against contract value for credit risk of the contract issuer or otherwise. The crediting interest rate is based on a formula agreed upon with the issuer.

Certain events limit the ability of the Plan to transact at contract value with the issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) bankruptcy of the Plan sponsor or other Plan sponsor events (for example, divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan, or (3) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan Administrator does not believe that the occurrence of any such event, which would limit the Plan's ability to transact at contract value with participants, is probable.

Income Recognition

Income from investments and interest income are recorded as earned on an accrual basis. Dividend income is recorded on the ex-dividend date. Purchases and sales of securities are recorded on a trade-date basis. Net appreciation (depreciation) includes the Plan's gains and losses on investments bought and sold as well as held during the year. Realized gains and losses on the sales of securities are reported on the average cost method.

(d)	Participant Loan Valuation

Participant loans are recorded at amortized cost which represents unpaid principal plus accrued interest.

(e)	Payment of Benefits

The Plan accounts for participant distributions when paid. For purposes of reporting on Form 5500, “Annual Return/Report of Employee Benefit Plan,” distributions are recorded in the period such amounts are authorized to be paid to participants. Such treatment resulted in differences between the Plan’s Form 5500 and the accompanying financial statements for the years ended December 31, 2013 and 2012 and are summarized in Note 6.

(f)	Administrative Costs

All usual and reasonable expenses of the Plan may be paid in whole or in part by the Company. Any expenses not paid by the Company will be paid by the Trustee with assets of the Trust. In 2013 and 2012, all expenses were borne by the Company, except for monthly investment management service fees charged to the funds, loan application fees charged to participants who obtained a loan and transaction fees charged to participants within the Self-directed Brokerage Account.

(3)	Investments

Individual investments that represent 5% or more of the Plan’s net assets available for benefits at fair value as of December 31, 2013 and 2012 were as follows:

	2013	2012
YUM! Stock	$229,345	$239,208
Large Company Index Fund	79,772	61,631
Mid-sized Company Index Fund	57,190	42,532
Stable Value Fund	48,292	48,100
International Index Fund	42,817	33,362
Bond Market Index Fund	28,311	33,766

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012
(Tabular amounts in thousands)

(4)    Fair Value Measurements

Fair value is the price we would receive to sell an asset or pay to transfer a liability (exit price) in an orderly transaction between market participants.  For those assets and liabilities we record or disclose at fair value, we determine fair value based upon the quoted market price, if available.  If a quoted market price is not available for identical assets, we determine fair value based upon the quoted market of similar assets or the present value of expected future cash flows considering the risks involved, including counterparty performance risk if appropriate, and using discount rates appropriate for the duration. The fair values are assigned a level within the fair value hierarchy, depending on the source of the inputs into the calculation.

Level 1	Inputs based upon quoted prices in active markets for identical assets or liabilities that the Plan has the ability to access.

Level 2	Inputs to the valuation methodology include
	•	quoted prices for similar assets or liabilities in active markets;
	•	quoted prices for identical or similar assets or liabilities in inactive markets;
	•	inputs other than quoted prices that are observable for the asset or liability;
	•	inputs that are derived principally from or corroborated by observable market data by correlation or other means.
If the asset or liability has a specified (contractual) term, the level 2 input must be observable for substantially the full term of the asset or liability.

Level 3	Inputs that are unobservable for the asset.

An asset's or liability’s level within the fair value hierarchy is based on the lowest level of any input that is significant to the fair value measurement.  Valuation techniques used maximize the use of observable inputs and minimize the use of unobservable inputs.

The following is a description of the valuation methodologies used for investments measured at fair value, including the general classification of such instruments pursuant to the valuation hierarchy.

YUM! Stock

YUM! Brands, Inc. common stock is valued at the closing price reported on the New York Stock Exchange Composite Listing and is classified within level 1 of the valuation hierarchy.

Common / Commingled Trusts

These investments are public investment vehicles valued using the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the value of the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. The NAV is classified within level 2 of the valuation hierarchy because the NAV's unit price is quoted on a private market that is not active; however, the unit price is based on underlying investments which are traded on an active market. The investments can be redeemed on a daily basis and there is no restriction on redemption.

Common / Preferred Stock

These investments are valued at the closing price reported on the active market on which the individual securities are traded and classified within level 1 of the valuation hierarchy.

Mutual Funds

These investments are valued at the NAV of shares held by the fund at year end and classified within level 2 of the valuation hierarchy. The investments can be redeemed on a daily basis and there is no restriction on redemption.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012
(Tabular amounts in thousands)

Limited Partnership Units

Investments in these publicly traded investment funds are valued at the closing price reported on the active market on which the individual securities are traded and classified within level 1 of the valuation hierarchy.

Below are the Plan's investments measured at fair value on a recurring basis.

	Fair Value
	Level	2013	2012
YUM! Stock	1	$229,345	$239,208
Common/commingled trusts
YUM Retirement Date Funds:
Target Retirement 2010	2	2,761	2,984
Target Retirement 2015	2	8,595	8,590
Target Retirement 2020	2	13,418	11,661
Target Retirement 2025	2	17,325	14,059
Target Retirement 2030	2	15,315	12,696
Target Retirement 2035	2	13,223	10,623
Target Retirement 2040	2	12,313	9,370
Target Retirement 2045	2	7,843	6,260
Target Retirement 2050	2	3,781	2,298
Target Retirement 2055	2	2,892	2,059
Large Company Index Fund	2	79,772	61,631
Mid-sized Company Index Fund	2	57,190	42,532
Stable Value Fund	2	48,292	48,100
International Index Fund	2	42,817	33,362
Bond Market Index Fund	2	28,311	33,766
Small Company Index Fund	2	27,898	19,396
Government Short Term Investment Fund	2	1,931	4,420
		383,677	323,807
Self-directed brokerage accounts:
Common stock	1	3,723	3,288
Mutual funds	2	4,165	3,542
Limited partnership units	1	323	213
		8,211	7,043
Total		$621,233	$570,058

The Plan has concluded that for the funds recorded at their NAV, that the NAV reported by the underlying fund approximates the fair value of the investment and these investments are redeemable with the fund at NAV.  However, it is possible that these redemption rights may be restricted or eliminated by the funds in the future in accordance with the underlying fund agreements.  Due to the nature of the investments held by the funds, significant changes in market conditions and the economic environment have the potential to significantly impact the NAV of the funds and, consequently, the fair value of the Plan’s interests in the funds.  Although a secondary market exists for these investments, it is not active and individual transactions are typically not observable.  When transactions do occur in this limited secondary market, they may occur at discounts to the reported NAV.  It is therefore reasonably possible that if the fund were to sell these investments in the secondary market a buyer may require a discount to the reported NAV, and the discount could be significant.

The methods described above may produce a fair value calculation that may not be indicative of net realizable value or reflective of future fair values.  Furthermore, while the Plan believes its valuation methods are appropriate and consistent with other market participants, the use of different methodologies or assumptions to determine the fair value of certain financial instruments could result in a different fair value measurement at the reporting date.

There were no transfers within the fair value hierarchy in 2013 or 2012.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012
(Tabular amounts in thousands)

(5)	Tax Status

The Company obtained its latest tax determination letter dated December 20, 2013, in which the IRS stated that the Plan and related trust are operating in accordance with the applicable requirements of the Internal Revenue Code (IRC).  Although the Plan has been amended since receiving the tax determination letter, the Plan administrator and the Plan’s tax counsel believe that the Plan is designed and is operating in accordance with the applicable requirements of the IRC.

Accounting principles generally accepted in the U.S. require plan management to evaluate tax positions taken by the Plan.  The financial statement effects of uncertain tax positions are recognized when the Plan has taken an uncertain position that more likely than not would be sustained upon examination by the Internal Revenue Service. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2013, there are no uncertain tax positions taken or expected to be taken. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress.

(6)	Reconciliation of Financial Statements to Form 5500

The following represents a reconciliation between the amounts shown on the accompanying financial statements and the amounts reported in the Plan’s Form 5500.

Net assets available for benefits

	2013	2012
Net assets available for benefits per the financial statements	$631,147	$578,920
Less benefits payable at end of year	(15)	(173)
Adjustment from fair value to contract value for fully benefit-responsive investment contracts	589	1,838
Net assets available for benefits per the Plan’s Form 5500	$631,721	$580,585

Participant benefits

	2013	2012
Benefit payments per the financial statements	$83,469	$77,550
Less benefits payable at beginning of year	(173)	(185)
Add benefits payable at end of year	15	173
Benefit payments per the Plan’s Form 5500	$83,311	$77,538

Investment income

	2013	2012
Total net investment income per the financial statements	$101,727	$70,746
Change in the adjustment from fair value to contract value for fully benefit-responsive investment contracts	(1,249)	279
Total investment income per the Plan’s Form 5500	$100,478	$71,025

(7)    Related Party Transactions

Certain Plan investments are shares of common/commingled trusts managed by the Trustee. Transactions involving these investments, the Yum Stock Fund and fees paid to the Trustee qualify as party-in-interest transactions.  Fees paid by the Plan for the investment management services amounted to approximately $380,000 and $540,000 for the years ended December 31, 2013 and 2012, respectively.

YUM! BRANDS 401(k) PLAN
Notes to Financial Statements
December 31, 2013 and 2012
(Tabular amounts in thousands)

(8)	Risks and Uncertainties

The Plan invests in various investment securities.  The Plan’s exposure to a concentration of credit risk is dependent upon funds selected by participants.  Investment securities are exposed to various risks and uncertainties such as interest rate, market, and credit risks, as well as economic changes, political unrest and regulatory changes.  Due to the level of risk associated with certain investment securities, it is reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statement of net assets available for benefits.

(9)	Subsequent Events

The Plan has evaluated subsequent events through the date of this filing, the date these financial statements were issued and available. There were no subsequent events to disclose that would have a material impact on these financial statements.

SUPPLEMENTAL SCHEDULE

YUM! BRANDS 401(k) PLAN
EIN: 13-3951308
PN: 003
Schedule H, Line 4i – Schedule of Assets (Held at End of Year)
December 31, 2013

Identity of issue,	Description
borrower, or similar party	of interest		Fair value
YUM! Stock [1]	3,033,269	shares	$229,345,463
Common/commingled trusts:
Target Retirement 2010 [1]	192,422	shares	2,761,250
Target Retirement 2015 [1]	578,028	shares	8,595,278
Target Retirement 2020 [1]	879,895	shares	13,418,404
Target Retirement 2025 [1]	1,118,455	shares	17,324,867
Target Retirement 2030 [1]	969,279	shares	15,314,612
Target Retirement 2035 [1]	824,373	shares	13,222,936
Target Retirement 2040 [1]	754,969	shares	12,313,547
Target Retirement 2045 [1]	475,913	shares	7,843,046
Target Retirement 2050 [1]	230,566	shares	3,781,276
Target Retirement 2055 [1]	172,021	shares	2,891,666
Large Company Index Fund [1]	194,763	shares	79,772,174
Mid-sized Company Index Fund [1]	1,094,021	shares	57,189,961
Stable Value Fund [1]	48,292,031	shares	48,292,031
International Index Fund [1]	1,751,345	shares	42,816,892
Bond Market Index Fund [1]	1,167,511	shares	28,310,964
Small Company Index Fund [1]	658,041	shares	27,897,645
Government Short Term Investment Fund [1]	1,541,450	shares	1,930,939
Total			383,677,488
Self-directed Brokerage Account [1]	Various		8,210,786
Loans to participants [1]	Interest rate of 4.25%		10,071,523
Total			$631,305,260
[1] Party-in-interest as defined by ERISA.

Historical cost information is not required in Schedule H, Line 4i - Schedule of Assets (Held at End of Year) for participant-directed investment funds.

See accompanying report of independent registered public accounting firm.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the trustees (or other persons who administer the employee benefit plan) have duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

YUM! BRANDS 401(k) PLAN

By:	/s/ Robin Lancaster
Robin Lancaster on behalf of YUM! Brands, Inc., The Plan Administrator

Date: June 30, 2014